Exhibit h(5)

Domini Social Investments LLC

532 Broadway, 9th Floor

New York, New York 10012

November 1, 2012

Domini Social Investment Trust

532 Broadway, 9th Floor

New York, New York 10012

Re:	Amended and Restated Expense Limitation Agreement

Ladies and Gentlemen:

Domini Social Investments LLC currently provides oversight and administrative and management services to Domini Social Investment Trust (the “Trust”), a Massachusetts business trust. We hereby agree with the Trust that we will waive expenses payable to us by the Trust’s series set forth below (each a “Fund”) or will reimburse the Fund for all expenses payable by the Fund to the extent necessary so that the Fund’s aggregate expenses (excluding brokerage fees and commissions, interest, taxes, and other extraordinary expenses), net of waivers and reimbursements, would not exceed, on a per annum basis, the percentage set forth below of that Fund’s average daily net assets.

Fund	Expense Cap
Domini Social Equity Fund – Investor Shares	1.25%
Domini Social Equity Fund – Class A shares	1.18%
Domini Social Equity Fund – Institutional Shares	0.80%
Domini Social Equity Fund – Class R Shares	0.90%

Domini International Social Equity Fund – Investor Shares	1.60%
Domini International Social Equity Fund – Class A Shares	1.57%
Domini International Social Equity Fund – Institutional Shares	1.27%

Domini Social Bond Fund – Investor Shares	0.95%
Domini Social Bond Fund – Institutional Shares	0.65%

The agreement in this letter shall take effect on November 30, 2012, and shall remain in effect until November 30, 2013, absent an earlier modification by the Board of Trustees, which oversees the Fund.

Please sign below to confirm your agreement with the terms of this letter.

Sincerely,

Domini Social Investments LLC

By:	/s/ Amy L. Domini
Amy L. Domini
Chief Executive Officer

Agreed:

Domini Social Investment Trust

By:	/s/ Carole M. Laible
Carole M. Laible
Treasurer